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| FORM 3 |          U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                  WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1.  Name and Address of Reporting Person*

        Wales                      Michael
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

        15636 Vision Drive
    ----------------------------------------------------------------------------
                                   (Street)

        Pflugerville                 Texas                            78660
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        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)               07/13/00
                                                                  --------------

3.  IRS Identification Number of Reporting Person if an Entity
    (Voluntary)
                --------------

4.  Issuer Name and Ticker or Trading Symbol

    CCM Manufacturing Technologies, Inc. (formerly known as Mayford Acquisition
    ---------------------------------------------------------------------------
    Corporation)
    ---------------------------------------------------------------------------

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

        Director     X  Officer                 10% Owner        Other
    ---             --- (give title below)  ---              --- (specify below)

     Executive Vice President and Chief Production Officer
    ----------------------------------------------------------------------------

6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------
7.  Individual or Joint Group Filing (Check Applicable Line)

     X   Form Filed by One Reporting Person
    ---
         Form filed by More than One Reporting Person
    ---

             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
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Class A Common            393,750               D
Stock, par value
$.0001 per share
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reported person, see Instruction 5(b)(v).

              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

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 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
------------------------------------------------------------------------------------------------------------------------------------

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Options to purchase             (1)    6/30/07    Class A Common Stock  125,000       $1.50             D
Class A Common Stock
(right to buy)
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Explanation of Responses:

(1) The shares subject to the option vest in equal installments on each July 1, 2000, July 1, 2001 and July 1 2002, respectively.

                              /s/ Michael Wales                     7-26-00
                              -------------------------------  -----------------
                              **Signature of Reporting Person        Date




** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

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